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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

 Contact:

Gil Trotino

 Richard Porzio

VP, WW Marketing

 SVP, Business Development

Magic Software Enterprises

 The Transaction Auditing Group, Inc.

 (949) 250-1718 X299

 (646) 375-1562

gtrotino@magicsoftware.com

 rporzio@tagaudit.com

TAG, a Pioneer in "Best Execution Trade Analysis", Selects Magic's iBOLT For Its Infrastructure Upgrade

Irvine, California, May 3rd, 2005 - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of business integration and development technology, is pleased to announce its relationship with the New York-based Transaction Auditing Group, Inc. (TAG) a best of breed service provider, pioneer and leading innovator of best execution trade analysis. TAG has recently installed Magic’s iBOLT Integration Suite to rapidly develop and deploy new and enhanced services to its extensive client base.

As the leader in independent best execution trade analysis, TAG offers a range of products that enable exchanges, brokers and market makers to measure their performance against competitors and the industry. TAG maintains connectivity to all major marketplaces, market centers, intermediaries, and others, allowing their clients to take control of their best execution performance, avoid costly compliance infractions, and gain a valuable competitive advantage.

Alan Shapiro, CEO of TAG, commented, “ The integration of iBOLT software is one of the preparatory steps our organization is taking to meet the inevitable new market regulations. At the same time, iBOLT will allow us to create and maintain a state-of-the-art infrastructure, add further value to our products, and better serve our clients.”

Magic’s iBOLT Integration Suite includes such features as: user-friendly GUI tools, including wizards, drag-and-drop, seamless connection with enterprise applications, and an open standards-based development framework; the ability to leverage other already in-place IT investments; advanced metrics gathering that enable the enterprise to adapt and optimize on-going business processes; and flexible, scalable, and future-proof qualities that are unmatched in the iBOLT solution.

“TAG’s recent initiative highlights the powerful capabilities of iBOLT,” commented Oren Inbar, CEO of Magic Software Enterprises, Inc. “Placing probes and sensors in critical business applications is a must for any real time Enterprise, and iBOLT performs this task and others, seamlessly and easily.  This transaction with TAG secures our entrance into the financial services sector, which Magic is strategically targeting throughout 2005.”

About The Transaction Auditing Group

TAG is a pioneer in the field of independent “best execution” trade analysis, regulatory, and customized reporting. TAG utilizes real-time market data from the nation’s exchanges, proprietary software and regulatory criteria in the creation of its metrics. TAG products are deemed the most reliable, comprehensive, and independent assessment of execution quality in the securities industry.  TAG analyses are available for retail and institutional trades of all sizes in Listed, NASDAQ, Bulletin Board and Pink Sheet securities, and Listed Equity and Index Options. For more information visit the website at: www.tagaudit.com.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: May 3, 2005